

February 16, 2012

<u>Via E-Mail</u>
John F. Norris, Jr.
Chief Executive Officer
China Youth Media, Inc.
n/k/a Midwest Energy Emissions Corp.
500 West Wilson Bridge Road, Suite 140
Worthington, Ohio 43085

> **Re:** **China Youth Media, Inc.**
> **n/k/a Midwest Energy Emissions Corp.**
> **Form 8-K**
> **Filed June 27, 2011**
> **File No. 000-33067**

Dear Mr. Norris:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Geoffrey Kruczek for

Amanda Ravitz
Assistant Director

cc (by e-mail):   David M. Kaye., Esq.
                    Kaye Cooper Fiore Kay & Rosenberg, LLP